SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

LCC International, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
501810105
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501810105	13D	Page	2	of	9

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		10,196,033

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,102,295

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,196,033

WITH	10	SHARED DISPOSITIVE POWER

		5,102,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,298,328 * The shares reported herein consist of (i) 298,328 shares of common stock and (ii) 1,343,283 Series B Preferred Stock which is immediately exercisable to 15,000,000 Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.8%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer
     This statement relates to the Class A Common Stock, par value $0.01 per share (the “Shares”) of LCC International, Inc. (the “Company”). The Company has its principal executive offices at 7900 Westpark Drive, Suite A-315, McLean, Virginia 22102.

Item 2.	Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Considerations
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $1,333,333.50. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $35,106.59.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,854,853.22.
     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf, was $1,333,333.50.

Item 4.	Purpose of the Transaction
     The purpose of this Schedule 13D is to report that, on September 4, 2008, the Company entered into a Forbearance Agreement and Third Amendment to Amended and Restated Credit Agreement (the “Forbearance Agreement”) with Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, the lenders party thereto (the “Lenders”) and Bank of America, N.A., as administrative agent for the Lenders (the “Agent”), a copy of which has been filed as Exhibit 99.1 to this Schedule 13D. Pursuant to the Forbearance Agreement, the Lenders have agreed to forbear from exercising their rights and remedies based on certain prior and anticipated defaults by the Company so long as the Company complies with certain financial covenants. In addition, the Forbearance Agreement provides for a new term loan tranche, Term B Loan Commitments, in the amount of $9,000,000 (the “Loan”) which is guaranteed by Milfam Guarantor, LLC and BR Investco, LLC pursuant to that certain Shareholder Guaranty Agreement, dated as of September 4, 2008 (the “Guaranty”). A copy of the Guaranty has been filed as Exhibit 99.2 to this Schedule 13D. The Guaranty by Milfam Guarantor, LLC and the other guarantor provides a limited guaranty with respect to the Loan in favor of the Agent.
     In addition to the Guaranty, Milfam Guarantor, LLC and the other guarantor provided a security interest to the Agent, for the benefit of the Lenders, in certain funds on deposit (the “Deposit”) with the Agent pursuant to the terms of that certain Cash Collateral Agreement, dated as of September 4, 2008 (the “Collateral Agreement”), among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, and the Agent. A copy of the Collateral Agreement has been filed as Exhibit 99.3 to this Schedule 13D. Also in connection therewith, Milfam Guarantor, LLC executed that certain Lender/Guarantor Agreement, dated as of September 4, 2008 (the “Lender Agreement”) among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors and the Bank of America, N.A., which sets forth the relative rights and obligations of Bank of America, N.A. and Milfam Guarantor, LLC and the other guarantor with respect to the Guaranty, the Collateral Agreement and the Deposit. A copy of the Lender Agreement has been filed as Exhibit 99.4.
     As an inducement for Milfam Guarantor, LLC and the other guarantor to provide the Guaranty and Deposit for the benefit of the Company, the Company (i) appointed two additional directors to the Board of Directors of the Company, one of whom, Alan B. Howe, was designated by Milfam Guarantor, LLC, and agreed to maintain such appointed directors (or their replacements designated by the applicable guarantor) as directors of the Company so long as the Guaranty is still outstanding, or, if the Guaranty is drawn upon pursuant to the terms contained therein, until such time as all amounts paid by Milfam Guarantor, LLC and the other guarantor thereunder have been fully reimbursed to Milfam Guarantor, LLC and the other guarantor by the Company, pursuant to that certain Side Letter, dated as of September 4, 2008 (the “Side Letter”), among the Company, Milfam Guarantor, LLC and BR Investco, LLC, a copy of which has been filed as Exhibit 99.5, and (ii) entered into an Exchange Agreement, dated September 4, 2008 (the “Exchange Agreement”), among the Company, Miller, Milfam II L.P., and Trust A-4, as investors, Milfam Guarantor, LLC, as guarantor, and the other investors and guarantors party thereto. A copy of the Exchange Agreement has been filed as Exhibit 99.6.
     Pursuant to the Exchange Agreement, the Company has agreed to, among other things, (i) issue to each of Milfam Guarantor, LLC and the other guarantor warrants to purchase 66,890.901 shares (subject to adjustment) of Series C Preferred Stock (the “Warrant”) of the Company at an initial exercise price of $26.88 per share of Series C Stock (subject to adjustment), which shares are entitled to vote on all matters on which the shares of Class A Common Stock are entitled to vote, other than for the election of directors, and (ii) exchange an aggregate of 1,343,283.75 shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 (“Series A Preferred Stock”), currently held by Miller, Milfam II L.P. and Trust A-

4, respectively, for an aggregate of 1,343,283.75 shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 (“Series B Preferred Stock”). Whereas the conversion price for the Series A Preferred Stock was $3.35 per share, the conversion price for the Series B Preferred Stock will be $.30 per share which conversion right will be immediately exercisable at the option of Miller, Milfam II L.P. and Trust A-4, respectively. A copy of the form of Warrant has been filed as Exhibit 99.7.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 15,298,328 Shares, representing 36.8% of the outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the number of outstanding Shares represents the sum of: (i) 26,594,705 outstanding Shares (as reported on the Company’s Form 10-Q filed on June 27, 2008) and (ii) 15,000,000 shares for which the Series B Preferred Stock may be exercised. As of the date hereof, 5,000,000 of such beneficially owned Shares are owned of record by Trust A-4 (which represents 447,761.25 Series B Preferred Stock which is immediately exercisable to 5,000,000 Common Stock); 102,295 of such beneficially owned Shares are owned of record by Trust C; 5,196,033 of such beneficially owned Shares are owned of record by Milfam II L.P (including 447,761.25 Series B Preferred Stock which is immediately exercisable to 5,000,000 Common Stock); and 5,000,000 of such beneficially owned Shares are owned of record by Miller directly (which represents 447,761.25 Series B Preferred Stock which is immediately exercisable to 5,000,000 Common Stock).
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P, and Miller directly.
     (c) The following table details the transactions effected by Mr. Miller in the past 60 days.
TRUST A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
September 4, 2008	5,000,000	*

LLOYD I. MILLER, III

Date of Transaction	Number of Shares Purchased	Price Per Share
September 4, 2008	5,000,000	**
MILFAM II L.P.

Date of Transaction	Number of Shares Purchased	Price Per Share
September 4, 2008	5,000,000	***

*	These shares were beneficially acquired by Trust A-4 pursuant to the Exchange Agreement.

**	These shares were beneficially acquired by Miller pursuant to the Exchange Agreement.

***	These shares were beneficially acquired by Milfam II L.P. pursuant to the Exchange Agreement.
     (d) Other than Shares held directly by Mr. Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Forbearance Agreement: As more specifically described in Item 4 hereto, on September 4, 2007, Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, the lenders party thereto and the Agent, entered into the Forbearance Agreement with the Company. The Forbearance Agreement provided, in part, for the formation of a new term loan tranche and, in connection therewith, Milfam Guarantor, LLC and the other guarantor agreed to deliver a limited guaranty to the Agent.
     Guaranty: As more specifically described in Item 4 hereto, on September 4, 2007, Milfam Guarantor, LLC and BR Investco, LLC provided a limited guaranty for the benefit of the Agent with respect to the additional credit extended to the Company.
     Collateral Agreement: As more specifically described in Item 4 hereto, on September 4, 2007, in connection with the Guaranty, Milfam Guarantor, LLC and the other guarantor provided a cash security interest to the Agent in certain funds on deposit with the Agent.
     Lender Agreement: As more specifically described in Item 4 hereto, on September 4, 2007, Milfam Guarantor, LLC and BR Investco, LLC, as guarantors and Bank of America, N.A. executed the Lender Agreement which set forth the relative rights and obligations of Bank of America, N.A. and Milfam Guarantor, LLC and the other guarantor with respect to the Guaranty , the Collateral Agreement and the Deposit.

     Side Letter: As more specifically described in Item 4 hereto, on September 4, 2007, the Company, Milfam Guarantor, LLC and the other guarantor entered into a Side Letter which provides that, as inducement for providing the Guaranty and the Deposit, the Company will appoint two additional directors, one of which shall be designated by Milfam Guarantor, LLC.
     Exchange Agreement: As more specifically described in Item 4 hereto, on September 4, 2007, the Company entered into the Exchange Agreement with Miller, Milfam II L.P. and Trust A-4, as investors, Milfam Guarantor, LLC, as guarantor and the other investors and guarantors party thereto. Pursuant to the Exchange Agreement, the Company agreed to issue to Milfam Guarantor, LLC and the other guarantor (i) warrants to purchase 66,890.901 shares (subject to adjustment) of Series C Preferred Stock of the Company at the initial exercise price of $26.88 per share of Series C Stock and (ii) exchange an aggregate of 1,343,283.75 shares of the Series A Preferred Stock currently held by Miller, Milfam II L.P. and Trust A-4 for an aggregate of 1,343,283.75 shares of Series B Preferred Stock with an initial conversion price of $0.30.
     Warrant: As more specifically described in Item 4 hereto, on September 4, 2007, in connection with the Exchange Agreement, Milfam Guarantor, LLC and the other guarantor each acquired a warrant to acquire 66,890.901 shares of Series C Preferred Stock at an initial exercise price of $26.88 per share of Series C Stock.

Item 7.	Materials to be Filed as Exhibits:
99.1 Forbearance Agreement and Third Amendment to Amended and Restated Credit Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent (Filed as Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 5, 2008 and hereby incorporated by reference).
99.2 Shareholder Guaranty Agreement, dated as of September 4, 2008, given by Milfam Guarantor, LLC and BR Investco, LLC in favor of Bank of America, N.A. (Filed as Exhibit A to Exhibit 10.1 of the Form 8-K filed by the Company with the SEC on September 5, 2008 and hereby incorporated by reference).
99.3 Cash Collateral Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, and Bank of America, N.A., as administrative agent. (Filed as Exhibit C to Exhibit 10.1 of the Form 8-K filed by the Company with the SEC on September 5, 2008 and hereby incorporated by reference).
99.4 Lender/Guarantor Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, and Bank of America, N.A. (Filed as Exhibit B to Exhibit 10.1 of the Form 8-K filed by the Company with the SEC on September 5, 2008 and hereby incorporated by reference).
99.5 Side Letter, dated as of September 4, 2008, among the Company, Milfam Guarantor, LLC and BR Investco, LLC.

99.6 Exchange Agreement, dated as of September 4, 2008, among the Company, Miller, Milfam II, L.P. and Trust A-4, as investors, Milfam Guarantor, LLC, as guarantor, and the other guarantors and investors party thereto (Filed as Exhibit 10.2 to Form 8-K filed by the Company with the SEC on September 5, 2008 and hereby incorporated by reference).
99.7 Form of warrant issued September 4, 2008 (Filed as Exhibit 10.3 to Form 8-K filed by the Company with the SEC on September 5, 2008 and hereby incorporated by reference).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 16, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III